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SI 16002207

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SEC FILE NUMBER
8 - 69110

SEC
Mail Processing
Section

APR 14 2016

Was 409

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MIP Global, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Calle San Francisco
(No. and Street)

San Juan	PR	00901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker (205) 721-0507
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zayas, Morazzini & Co.
(Name -- *if individual, state last, first, middle name*)

P.O. Box 36225	San Juan	PR	00936-6225
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

aKB

OATH OR AFFIRMATION

I, Lee Weiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIP Global, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

MICHAEL W. ZINNI
MY COMMISSION EXPIRES
SEPTEMBER 25, 2020
COMMONWEALTH OF MASSACHUSETTS
NOTARY PUBLIC

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

MIP GLOBAL, INC.

Financial Statements

December 31, 2015

(With Independent Auditors' Report Thereon)

ZAYAS, MORAZZANI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

P.O. Box 366225
San Juan, Puerto Rico 00936-6225
(787) 753-7025
(787) 753-7038

ZAYAS, MORAZZANI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

P.O. Box 366225
San Juan, Puerto Rico 00936-6225
(787) 753-7025
(787) 753-7038

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
MIP Global, Inc.:

We have audited the accompanying balance sheet of MIP Global, Inc., ("the Company") (a wholly-owned subsidiary of Mosaic Enterprise, Inc.) as of December 31, 2015, and the related statement of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were unable to obtain a discussion or evaluation from one of the Company's outside legal counsels of the pending or threatened litigation described in Note 8. We were unable to obtain sufficient appropriate audit evidence by performing other auditing procedures.

In our opinion, except for the possible effects of the matter discussed in the third paragraph above, the financial statements referred to above, present fairly, in all material respects, the financial position of MIP Global, Inc. as of December 31, 2015, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information included in Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 as of December 31, 2015 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information included in Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 as of December 31, 2015 is fairly stated, in all material respects, in relation to the financial statements as a whole.

San Juan, Puerto Rico
April 11, 2016

Zayas, Morazzani & Co.

Stamp No. E214102 of the Puerto Rico Society of Certified Public Accountants was affixed to original.

MIP Global, Inc.
Balance Sheet
December 31, 2015

Assets		
Current Assets:		
Cash	$	31,906
Other assets		700
Total current assets		32,606
Due from affiliate		15,001
Total assets		47,607
Liabilities and Shareholder's Equity		
Current liabilities:		
Accounts payable		5,790
Accrued expenses		21,595
Total current liabilities		27,385
Shareholder's Equity:		
Common stock, zero par value, 10,000 shares authorized, 6,769 shares issued and outstanding		12,000
Additional paid-in capital		133,880
Accumulated deficit		(125,658)
Total shareholder's equity		20,222
Total liabilities and shareholder's equity	$	47,607

The accompanying notes are an integral part of these financial statements.

MIP Global, Inc.
Statement of Operations
For the year ended December 31, 2015

Revenues:		
Commissions	$	22,500
Services		28,999
Total revenues		51,499
Expenses:		
Professional expenses		35,328
Administrative service fees		4,950
Rent		9,564
Office expense		1,889
Total expenses		51,731
Net loss	$	(232)

The accompanying notes are an integral part of these financial statements.

MIP Global, Inc.
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2015

		Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, beginning of year	$	12,000	124,880	(125,426)	11,454
Capital contributions		-	9,000	-	9,000
Net loss		-	-	(232)	(232)
Balance, end of year	$	12,000	133,880	(125,658)	20,222

The accompanying notes are an integral part of these financial statements.

MIP Global, Inc.
Statement of Cash Flows
For the year ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	(232)
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Changes in assets and liabilities:		
(Increase)/decrease in assets:		
Other assets		(320)
Due from affiliate		(15,001)
Increase/(decrease) in liabilities:		
Accounts payable		3,030
Due to affiliate		(28,070)
Accrued expenses		90
Total adjustments		(40,271)
Net cash used in operating activities		(40,503)
Cash flows from financing activities:		
Capital contributions		9,000
Net cash provided by financing activities		9,000
Net increase in cash		(31,503)
Cash at beginning of year		63,409
Cash at end of year	$	31,906

The accompanying notes are an integral part of these financial statements.

(1) Organization, Nature of Business, Affiliation, Basis of Presentation, and Summary of Significant Accounting Policies

Organization and Nature of Business

MIP Global, Inc. ("the Company") is a corporation organized under the laws of the Commonwealth of Puerto Rico on April 25, 2012. On April 15, 2014, the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico approved the license for the Company to operate as a registered broker-dealer. The Company is a wholly-owned subsidiary of Mosaic Enterprises, Inc. (the "Parent Company").

The Company is an introducing broker-dealer that will provide securities brokerage services. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company is a registered broker-dealer pursuant to Section 1S(b) of the Securities Exchange Act of 1934 and the Uniform Securities Act of Puerto Rico. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. As an introducing broker, the Company does not carry securities accounts for customers nor does it render custodial functions of customer securities.

Since inception through December 31, 2015 the Company's operations have been devoted to form the structure required to provide services as broker-dealer and other administrative functions. No revenues were earned before January 1, 2015.

Basis of Presentation

The purpose of the accompanying financial statements is to present the financial position, results of operations and cash flows of MIP Global, Inc. PR as the primary reporting entity for statutory purposes. For this reason, the affiliates are not combined.

(Continued)

(1) Organization, Nature of Business, Affiliation, Basis of Presentation, and Summary of Significant Accounting Policies, Continued

Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America, and, as such, include amounts based on judgments, estimates and assumptions made by management that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Following is a description of the more significant accounting policies followed by the Company:

Cash Equivalents

Cash and cash equivalents consist of all demand deposits with original or remaining maturity of three (3) months or less.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits. As of December 31, 2015 the Company had deposits amounting to $31,906 in two commercial business accounts.

Income Taxes

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Deferred tax assets and liabilities are attributable primarily to temporary differences resulting from items of revenues and expenses which are reported for tax purposes in a different year than for financial statement purposes. In assessing deferred tax assets, the Company considers whenever it is more likely than not that deferred tax assets will be realized, and establishes a valuation allowance when deemed necessary.

Comprehensive Income

There were no items of other comprehensive income in 2015, and thus net income is equal to comprehensive income for the year.

(Continued)

(2) Shareholder's Capital Contributions

As of December 31, 2015, the Company had received capital contributions from its Shareholder totaling $9,000.

(3) Income Tax

Pursuant to the provisions of Puerto Rico Act 20 of year 2012 (the "Act"), MIP Global, Inc., received a tax exemption decree from the Office of the Industrial Tax Exemption of Puerto Rico.

The decree grants a tax exemption in accordance with the applicable terms of the Act, covering the performance of the eligible service activities of consulting, advice on matters relating to any trade or business, professional services, investment banking and other financial services for markets outside of Puerto Rico. The exemption period is twenty years.

The decree also has several dispositions in addition to the exemption mentioned above, which are: 1) the Company shall be subject to a fixed income rate of 4% on its Export Services Income ("ESI"), as defined by the Act, 2) the current distributions of benefits or dividends to Company's shareholder and accumulated earnings and profits attributable to the ESI derived from the covered activities shall be totally exempt, 3) the Company will be 60% exempt with respect to municipal tax payments imposed by any municipal ordinance, due on date of commencement of operations, 4) all other income not covered by the decree shall be subject to the income tax rate provided for in the Internal Revenue Code for a New Puerto Rico of 2011, as amended.

The Company follows the FASB's authoritative guidance on accounting for uncertainty in income taxes, which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken on income tax returns.

Under the authoritative accounting guidance, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position is more likely than not to be sustained upon settlement. The difference between the benefit recognized in accordance with this model and the tax benefit claimed on a tax- return is referred to as an unrecognized tax benefit. No adjustment was required as result of the application of this accounting guidance. The Company files income tax returns in the Puerto Rico jurisdiction. The Company remains subject to income tax examinations for local Puerto Rico income taxes generally for fiscal years 2012 through 2015.

(Continued)

(4) Net Capital Requirement

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). Accordingly, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

(5) Related Party Transactions

During the fiscal year 2015 the Company was charged by an affiliate a fee for administrative services and rent. These charges amounted approximately $4,950 for the year ended December 31, 2015.

(6) Supplemental Schedule

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker The Company clears customer transactions on a fully disclosed basis with Interactive Brokers, clearing broker, and promptly transmits all customer funds and securities to Interactive Brokers. Interactive Brokers carries all of the accounts of such customers and maintains and preserves such books and records.

The Company is exempt Rule 15c3-3 as it relates to Possession or Control requirements under the provisions of the (k)(2)(ii) exemption.

(7) Ongoing Entity

The Company has all intents and purposes and plans on continued growth and expansion in 2016 continuing. The company has plans to seek out opportunities that fit within their profile.

(8) Litigation

The Company is related through common ownership or affiliation with certain entities and individuals involved in some claims and litigation. The Management of the Company, after consultation with its legal counsel, understands that the Company is not a part and accordingly should not be affected by such actions.

(9) Subsequent Events

Management has evaluated subsequent events through April 11, 2016, the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

MIP Global, Inc.
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
December 31, 2015

Total Assets	$	47,607
Total Liabilities		27,385
Net Worth		20,222
Add: Liabilities Subordinated to claims of general creditors allowable in computation of net capital		-
		20,222
Fixed Assets		-
Prepaid Expenses		(700)
I/C Recv from Parent or Affiliates		(15,000)
Unsecured Receivables		-
Unsecured Receivables (>30 Days)		-
Deferred Liability Addbacks		-
Total Nonallowable Assets		(15,700)
Unsecured Debit Balances (@ Clearing Firm)		-
Aged Margin Calls		-
Excess Cash on Deposit with Parent Bank		-
Other Deductions and/or Charges		-
Net Capital before: haircuts on securities positions (TNC)		4,522
Haircuts		-
NET CAPITAL		4,522
Basic Net Capital Requirement (Dollar basis)		5,000
Basic Net Capital Requirement (12 .5% of AI)		3,423
Minimum Net Capital Requirement		5,000
Excess Net Capital		(478)
Net Capital in Excess of "Early Warnings" Level		(1,478)
Aggregate Indebtedness		
Total Liabilities		27,385
Add: Adjustments (Asset Addbacks)		-
Less: Deferred Income Tax		-
Less: Securities sold not yet purchased		-
Less: Fully collateralized		-
Less: Reserve Requirement		-
Aggregate Indebtedness		27,385
Percentage or Aggregate Indebtedness to Net Capital		605.67%

MIP Global, Inc.
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Interactive Brokers, clearing broker, and promptly transmits all customer funds and securities to Interactive Brokers. Interactive Brokers carries all of the accounts of such customers and maintains and preserves such books and records.

MIP Global, Inc.
Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
December 31, 2015

The Company is exempt Rule 15c3-3 as it relates to Possession or Control requirements under the provisions of the (k)(2)(ii) exemption.

MIP Global, Inc.

151 Calle San Francisco

San Juan, PR 00901

MIP Global, Inc.
SEC #8-69110
CRD #164640

MIP Global, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5 "Reports To Be Made By Certain Brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provision: 17 C.F.R §240.15c3-3 (k)(2)ii.

(2) The Company met the identified provisions in 17 C.F.R §240.15c3-3 (k) throughout the period of January 1, 2015 – December 31, 2015 without exception.

MIP Global, Inc.

I, Clark B. Tucker, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: Clark B Tucker

Title: Financial & Operations Principal